UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

Report on Form 6-K dated February 19, 2010

Commission File Number 1-14846

AngloGold Ashanti Limited
(Name of registrant)

76 Jeppe Street
Newtown, 2001
(P.O. Box 62117, Marshalltown, 2107)
South Africa
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F X   Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes __   **No X**

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes __   **No X**

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes __   **No X**

Enclosure: Press release   **ANGLOGOLD ASHANTI LIMITED ADVISES OF TEMPORARY SUSPENSION OF OPERATIONS AT IDUAPRIEM MINE**



AngloGold Ashanti Limited \ (Incorporated in the Republic of South Africa)
(Reg. No.1944/017354/06) \ ISIN Number: ZAE000043485 \ NYSE symbol: AU \ JSE share code: ANG

Corporate Affairs Department: \ 3rd Floor \ 76 Jeppe Street \ Johannesburg \ 2001 \ South Africa
Tel +27 (0)11 637 6317 \ Fax +27 (0)11 637 6399/6400 \ www.AngloGoldAshanti.com

news release

19 February 2010

TEMPORARY SUSPENSION OF OPERATIONS AT IDUAPRIEM MINE

Following discussions with the Environmental Protection Agency of Ghana (EPA) in relation to potentially adverse environmental impacts arising from the current tailings storage facility, operations at AngloGold Ashanti's Iduapriem mine in Ghana have been suspended until alternative arrangements for tailings storage can be established. In conjunction with the EPA, we have identified an interim location for tailings storage and will work with the agency over the next month to make this operational.

In parallel, the mine is accelerating the development of a new tailings storage facility and a water treatment plant, which it aims to commission in the latter part of 2010 or in early 2011. Rescheduling is underway to define the production impact but it is expected that a revised plan will enable a significant portion of lost production to be recovered over the course of the year. Employees and key suppliers are being engaged to assist during the transition period.

In 2009, Iduapriem produced 190,000oz of gold, some 4% of AngloGold Ashanti's annual global production.

ENDS

Contacts

	Tel:	Mobile:	E-mail:
Alan Fine (Media)	+27 (0) 11 637 6383	+ 27 (0) 83 325 0757	afine@anglogoldAshanti.com
Joanne Jones (Media)	+27 (0) 11 637 6813	+27 (0) 82 896 0306	jjones@AngloGoldAshanti.com
Sicelo Ntuli (Investors)	+27 (0) 11 637-6339	+27 (0) 71 608 0991	sntuli@anglogoldashanti.com
Stewart Bailey (Investors)	+1 212 836 4303	+1 646 338 4337	sbailey@anglogoldashanti.com

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

AngloGold Ashanti Limited

Date: February 19, 2010

By: /s/ L Eatwell
Name: L EATWELL
Title: Company Secretary